Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 28
DATED AUGUST 6, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 28 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 28 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 27 dated July 28, 2004, Supplement No. 26 dated July 20, 2004, Supplement No. 25 dated, July 8, 2004, Supplement No. 24 dated June 25, 2004, and Supplement No. 23 dated June 15, 2004, (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and June 10, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Reisterstown Road Plaza, Baltimore, Maryland

On August 4, 2004, we entered into a joint venture agreement with the current owners of an existing shopping center known as Reisterstown Road Plaza, containing 779,397 gross leasable square feet. The center is located at 6500-6512 Reisterstown Road, Baltimore, Maryland.

We entered into a joint venture agreement with the current owners of this property, who are unaffiliated third parties. We made a capital contribution in the amount of $88,500,000 to this joint venture and received an equity interest representing majority ownership and operating control of this joint venture.

We made our capital contribution to the joint venture with our own funds. However, we expect to place financing on the property at a later date. Through additional joint ventures, the joint venture partners may acquire additional properties, which would be managed by our joint venture partner.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Home Depot, Public Safety Service and National Wholesale Liquidators, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Home Depot	115,289	15	5.20	11/02	01/33

Public Safety Service	107,705	14	12.00	01/98	04/11

National Wholesale Liquidators	91,129	12	4.00	05/00	01/11

For federal income tax purposes, the depreciable basis in this property will be approximately $66,375,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Reisterstown Road Plaza was built in 1986 and renovated in 2004. As of August 1, 2004, this property was 86% occupied, with a total 668,369 square feet leased to 72 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
African Art and Craft	222	Month-To-Month	10,800	48.65
Shingar	2,250	09/04	41,333	18.37
Perfumery International, Inc.	200	01/05	16,000	80.00
Injury Treatment Center	3,501	03/05	50,660	14.47
Hip Hop One Stop	238	06/05	10,800	45.38
Baltimore City Community College (BCCC)	14,620	05/06	189,329	12.95
Royal Gems & Jewelry	330	09/06	13,530	41.00
Time and More	787	09/06	13,355	16.97
Changes	4,500	09/06	28,176	6.16
Burlington Coat Factory	60,000	10/06	342,000	5.70
Gifts and Balloons	238	12/06	12,000	50.42
Avenue	5,000	01/07	71,250	14.25
Popeyes	3,523	01/07	59,891	17.00
Bank of America	5,250	01/07	77,976	14.85
Payless Shoes	4,985	07/07	43,519	8.73
Sally Beauty Supply	1,500	11/07	27,000	18.00
Power Gamer	1,902	12/07	31,954	16.80
Nuvo	2,017	12/07	25,213	12.50
Furniture Palace	39,243	12/07	247,231	6.30
Accent Hair	1,690	01/08	35,152	20.80
Rent-A-Center	4,300	01/08	73,100	17.00
Juvenile Justice	7,291	01/08	98,428	13.50
Revelations Shoe Shop	845	03/08	11,314	13.39
Jackson Hewitt Tax Service	1,217	04/08	30,425	25.00
Gallo	5,143	04/08	42,790	8.32
Vogue Hair Supply	1,050	05/08	20,066	19.11
Park West Medical	7,783	06/08	92,229	11.85
Thi Delight	588	08/08	17,640	30.00
Economy Shoes	3,293	09/08	32,930	10.00
Vital Records	11,500	11/08	154,675	13.45
Sepia Sand & Sable	1,267	12/08	20,272	16.00
Shoe Crazy	4,655	02/09	93,100	20.00
An Angel's Touch	1,598	02/09	19,751	12.36
Board of Nursing	15,232	02/09	195,731	12.85
Dollar City	5,181	04/09	51,810	10.00
Curves For Women	1,600	06/09	22,400	14.00
His and Hers	3,478	06/09	76,516	22.00
The Great Cookie	751	06/09	14,344	19.10
Chic Nails	839	08/09	17,770	21.18
New Direction Barber Shop	1,086	12/09	22,372	20.60
Gold Lagoon	839	03/10	13,827	16.48
Provident Bank	2,593	11/10	57,046	22.00
National Wholesale Liquidators	91,129	01/11	364,516	4.00
Public Safety Service	107,705	04/11	1,292,400	12.00
Subway	250	05/12	27,000	108.00
Vision Beauty Supply	2,832	07/12	43,896	15.50
All Eyes	1,857	07/12	28,691	15.45
Plaza Podiatry	1,964	08/12	39,280	20.00
DHMN State (BCCC)	23,250	10/12	290,625	12.50
Mattress Warehouse	4,000	11/12	76,000	19.00
Mall Spirits	2,236	01/13	27,637	12.36
Footlocker	3,000	03/13	54,000	18.00
Square Circle	651	03/13	10,416	16.00
KS Alterations	500	03/13	15,750	31.50
Cobblers And Cleaners	1,374	04/13	27,480	20.00
Social Security Administration	14,885	06/13	145,873	9.80
Evergreen Cafe	835	07/13	25,050	30.00
Sausage Plus	386	07/13	8,492	22.00
Steak Busters	855	07/13	34,200	40.00
Harbor City Bake Shop	1,061	05/13	25,464	24.00
Blackstone Men's Wear	3,540	07/13	46,020	13.00
Lot Stores	5,335	07/13	34,678	6.50
Pick-A-Pretzel	318	07/13	7,950	25.00
Burgundy Park Seafood	544	07/13	26,112	48.00
Total Health Center	1,050	09/13	15,750	15.00
Metro II	1,453	10/13	24,701	17.00
Shoe City	6,740	01/14	89,979	13.35
Marshalls	28,500	04/14	299,607	10.50
Original Mamma Lucia	1,695	05/14	59,325	35.00
Baltimore City Community College WBJC Radio Station	5,010	06/14	64,629	12.90
Applebee's Neighborhood Grill & Bar	6,000	02/18	88,020	14.67
Home Depot	115,289	01/33	600,000	5.20

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Wal-Mart Supercenter, Jonesboro, Arkansas

On August 4, 2004, we purchased an existing freestanding retail center known as Wal-Mart Supercenter, containing 149,704 gross leasable square feet. The center is located at 1911 West Parker Road in Jonesboro, Arkansas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $10,853,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $72 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Wal-Mart Supercenter, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Wal-Mart Supercenter	149,704	100	5.40	10/97	10/17

For federal income tax purposes, the depreciable basis in this property will be approximately $8,140,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Academy Sports & Outdoors, Houma, Louisiana

On August 2, 2004, we purchased a newly constructed freestanding retail center known as Academy Sports & Outdoors, containing 60,001 gross leasable square feet. The center is located at 1777 Martin Luther King Boulevard in Houma, Louisiana.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $5,250,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $88 per square foot of leasable space.

We purchased this property with our own funds. On August 5, 2004, we obtained financing for this property in the amount of $2,920,000. The loan requires interest only payments at an annual rate of 5.12% and matures September 2009.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Academy Sports & Outdoors, will lease 100% of the total gross leasable area of the property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per
Lessee	(Sq. Ft.)	GLA	Annum ($)	Lease	Term

Academy Sports & Outdoors	60,001	100	7.00	06/04	05/24

For federal income tax purposes, the depreciable basis in this property will be approximately $3,937,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Mitchell Ranch Plaza, New Port Richey, Florida

We anticipate purchasing a portion of a newly constructed shopping center known as Mitchell Ranch Plaza, containing 324,108 gross leasable square feet. We intend to purchase 200,404 square feet of that shopping center. The center is located at State Road 54 and Little Road in New Port Richey, Florida.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $34,003,300. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $170 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Publix, Marshalls and Ross Dress for Less, each leases more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	44,840	22	9.85	07/03	07/23

Marshalls	30,000	15	7.95	07/03	07/13

Ross Dress for Less	30,176	15	9.75	07/03	01/14

For federal income tax purposes, the depreciable basis in this property will be approximately $25,503,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Mitchell Ranch Plaza was constructed in 2003. As of August 1, 2004, this property was 93% occupied, with a total 185,873 square feet leased to 35 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Cottage Florist	1,200	08/06	22,212	18.51
Cruise Warehouse	900	08/06	18,228	20.25
Pocket Change	1,200	08/06	26,400	22.00
Vitamin Tree	1,200	09/06	22,800	19.00
Tampa Bay Insurance	900	09/06	16,656	18.51
Curves for Women	1,200	09/06	21,900	18.25
Brazilian Tan	1,800	10/06	32,856	18.25
Charles Pope Cellular	1,200	08/08	22,380	18.65
Magic Touch Cleaners	900	08/08	22,800	25.33
La Bebe's Salon	900	08/08	16,428	18.25
Working Cow	1,200	08/08	22,200	18.50
Cellular	1,200	08/08	22,116	18.43
Christos	2,400	09/08	43,200	18.00
Great Clips	1,000	09/08	19,248	19.25
Payless Shoesource	2,400	09/08	60,000	25.00
Aspasia Nails	1,200	09/08	22,200	18.50
Sally Beauty Supply	1,200	09/08	21,300	17.75
George Josef Salon	1,200	09/08	21,900	18.25
China Express	1,200	10/08	23,100	19.25
Trinity Spirits	3,950	10/08	53,280	13.49
American Family Dentist	1,200	10/08	21,780	18.15
VIP Martial Arts	4,050	12/08	67,836	16.75
Carlucci's	3,600	12/08	64,800	18.00
EB Games	1,200	01/09	26,400	22.00
Hallmark Gold Crown	3,950	01/09	65,172	16.50
Beefs O'Brady's	2,800	02/09	50,400	18.00
The Mattress Firm	3,000	02/09	72,300	24.10
The UPS Store	1,200	02/09	21,600	18.00
Cingular Wireless	900	04/09	27,000	30.00
Marshalls	30,000	07/13	238,500	7.95
Ross Dress for Less	30,176	01/14	294,216	9.75
Starbucks	1,500	01/14	42,000	28.00
Pier 1 Imports	10,000	02/14	161,796	16.18
PETsMART	19,107	01/19	211,128	11.05
Publix	44,840	07/23	441,672	9.85

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Azalea Square Shopping Center, Summerville, South Carolina

We anticipate purchasing a portion of a newly constructed shopping center known as Azalea Square Shopping Center, containing 395,156 gross leasable square feet (which includes one ground lease space). We intend to purchase 181,360 square feet of that shopping center including the ground lease space. The center is located at U.S. 17-A and Interstate 26 in Summerville, South Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $30,012,500. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $165 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Five tenants, T.J. Maxx, Linens 'N Things, Ross Dress for Less, Cost Plus World Market and PETsMART, each leases more than 10% of the total gross leasable area of the property we are purchasing. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

T.J. Maxx	30,000	17	7.75	06/04	05/14

Linens 'N Things	25,000	14	10.75	06/04	05/14

Ross Dress for Less	30,000	17	9.50	06/04	05/14

Cost Plus World Market	18,300	10	12.50	06/04	05/14

PETsMART	19,107	11	11.00	06/04	05/19

For federal income tax purposes, the depreciable basis in this property will be approximately $22,509,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Azalea Square is newly constructed in 2004. The property is currently leasing up the remaining vacancies and certain tenants have executed lease for retail space within the shopping center. As of August 1, 2004, the property was 95% leased to 18 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Lee Spa Nails	1,500	05/09	36,000	24.00
S&K Menswear	3,603	05/09	64,854	18.00
Marble Slab Creamery	1,200	05/09	26,400	22.00
EB Games	1,600	05/09	36,800	23.00
Sport Clips	1,200	05/09	25,200	21.00
Dress Barn	8,050	05/09	120,750	15.00
Phone Smart	1,800	05/09	37,800	21.00
Artisan Jewelers	2,400	05/09	57,600	24.00
T.J. Maxx	30,000	05/14	232,500	7.75
Cost Plus World Market	18,300	05/14	228,750	12.50
Pier 1 Imports	10,800	05/14	167,400	15.50
Shoe Carnival	9,000	05/14	112,500	12.50
Ross Dress for Less	30,000	05/14	285,000	9.50
Linens 'N Things	25,000	05/14	268,750	10.75
PETsMART	19,107	05/19	210,177	11.00
Hibbett Sporting Goods	5,000	05/14	70,000	14.00
McAllisters Deli	3,600	05/14	75,600	21.00
Logans (Ground Lease)	*TBD	05/24	65,000	N/A

* To be determined.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Saucon Valley Square, Bethlehem, Pennsylvania

We anticipate purchasing an existing shopping center known as Saucon Valley Square, containing 80,695 gross leasable square feet. The center is located on I-78 and Rouse 378 in Bethlehem, Pennsylvania.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $16,092,600. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $199 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Super Fresh Food Market, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Super Fresh Food Market	47,827	59	13.75	01/99	12/18

For federal income tax purposes, the depreciable basis in this property will be approximately $12,069,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Saucon Valley Square was built in 1999. As of August 1, 2004, this property was 99% occupied, with a total 79,495 square feet leased to thirteen tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Lafayette Ambassador	2,800	03/08	42,900	15.32
Kiki Rio's Restaurant	6,208	12/08	88,000	14.18
Holiday Hair	1,200	01/09	20,790	7.33
Casa Mia Pizzeria	2,000	01/09	24,650	12.33
Subway	1,200	02/09	22,050	18.38
Foxes Hallmark	5,200	02/09	96,200	18.50
Blockbuster	5,140	03/09	103,468	20.13
No. 1 Chinese Restaurant	1,200	03/09	25,080	20.90
Radio Shack	2,320	03/09	36,800	15.86
Buena Bistro	1,600	05/09	29,840	18.65
Werkheiser Jewelers	1,200	12/13	20,790	17.33
Saucon Valley Cleaners	1,600	01/14	27,720	17.33
Super Fresh Food Market	47,827	12/18	657,621	13.75

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Academy Sports & Outdoors, Port Arthur, Texas

We anticipate purchasing a newly constructed freestanding retail center known as Academy Sports & Outdoors, containing 61,001 gross leasable square feet. The center is located at Memorial Boulevard at Highway 365 in Port Arthur, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $5,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $82 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Academy Sports & Outdoors, will lease 100% of the total gross leasable area of the property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per
Lessee	(Sq. Ft.)	GLA	Annum ($)	Lease	Term*

Academy Sports & Outdoors	61,001	100	6.56	20	Years

* Lease term has not been determined at the time of this report.

For federal income tax purposes, the depreciable basis in this property will be approximately $3,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offering as of August 5, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	103,731,926	1,037,239,279	108,287,711	928,951,568

Shares sold pursuant to our distribution reinvestment program	1,282,904	12,187,591	-	12,187,591

	105,034,830	1,049,626,870	108,287,711	941,339,159

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.